                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO.       1      )*
                                        -------------



                   Tuboscope Vetco International Corporation
                   -----------------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)


                                  898594 10 6
                         ----------------------------
                                (CUSIP Number)


  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

----------------------------         -------------------------------
CUSIP No.     898594 10 6      13G    PAGE  2   OF   7 PAGES
----------------------------         -------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brentwood Associates IV, L.P.
          IRS #95-3827585
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [X]
                                                              (b)  [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

  NUMBER OF           5   SOLE VOTING POWER

   SHARES                 Not Applicable
                     ----------------------------------------------------------
BENEFICIALLY          6   SHARED VOTING POWER

  OWNED BY                1,305,064
                     ----------------------------------------------------------
    EACH              7   SOLE DISPOSITIVE POWER

  REPORTING               1,305,064
                     ----------------------------------------------------------
   PERSON             8   SHARED DISPOSITIVE POWER

    WITH                  Not Applicable

--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,305,064 shares of Common Stock

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [X]


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Approximately 7.0% of shares of Common Stock outstanding
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 7 pages

ITEM 1.

  (a)  Name of Issuer

       Tuboscope Vetco International Corporation ("Tuboscope")


  (b)  Address of Issuer's Principal Executive Offices

       2835 Holmes Road
       Houston, Texas 77051


ITEM 2.

  (a)  Name of Person Filing

       Brentwood Associates IV, L.P. ("Brentwood IV")


  (b)  Address of Principal Business Office or, if none, Residence

       11150 Santa Monica Boulevard
       Los Angeles, California 90025


  (c)  Citizenship

       Delaware


  (d)  Title of Class of Securities

       Common Stock, par value $.01 per share


  (e)  CUSIP Number

       898594 10 6


                               Page 3 of 7 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable

   (a)  [ ] Broker or Dealer registered under Section 15 of the Act

   (b)  [ ] Bank as defined in section 3(a)(6) of the Act

   (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act

   (d) [ ] Investment Company registered under section 8 of the Investment Company Act

   (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to provisions of the Employee Retirement Income Security Act or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

   (g) [ ] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h)  [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)



                               Page 4 of 7 pages

ITEM 4. OWNERSHIP

  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a)  Amount Beneficially Owned

       1,305,064 shares of Common Stock


  (b)  Percent of Class

       Approximately 7.0%


  (c)  Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote

             Not Applicable


       (ii)  shared power to vote or to direct the vote

             1,305,064 shares of Common Stock*


       (iii) sole power to dispose or to direct the disposition of

             1,305,064 shares of Common Stock


       (iv)  shared power to dispose or to direct the disposition of

             Not Applicable

 Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1)


  *On January 4, 1996, Brentwood IV entered into a Voting Agreement dated as of January 3, 1996 (the "Voting Agreement") with D.O.S. Ltd., a Bermuda corporation ("DOS"), and Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), pursuant to which Brentwood IV and Baker Hughes agreed to vote their respective shares of Tuboscope Common Stock in favor of (a) the merger (the "Merger") of DOS with a subsidiary of Tuboscope pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 (the "Merger Agreement"), among Tuboscope, Grow Acquisition Limited and DOS as well as (b) certain related transactions contemplated thereby, including (i) the issuance of 4.2 million shares of Tuboscope Common Stock and warrants to purchase up to 2.553 million shares of Tuboscope Common Stock to SCF-III, L.P. for $31 million in cash and (ii) certain amendments to Tuboscope's Certificate of Incorporation. Pursuant to the Voting Agreement, Brentwood IV has given its irrevocable proxy to designees of DOS to vote all of its shares of Tuboscope Common Stock in accordance with the terms and conditions of the Voting Agreement. With respect to Brentwood IV, the Voting Agreement terminates on the earlier of (a) termination of the Merger Agreement, (b) the consummation of the Merger or (c) the later of (i) May 15, 1996 or (ii) the first date that Brentwood IV distributes all or substantially all of its shares of Tuboscope Common Stock that it owns to its partners.


                               Page 5 of 7 pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

  Not Applicable

Instruction: Dissolution of a group requires a response to this item.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     The four general partners of Brentwood Associates III ("Brentwood III") are general partners of Brentwood Venture Partners, L.P., a Delaware limited partnership ("Brentwood Venture") and the general partner of both Brentwood IV and Evergreen. Brentwood Capital Corporation ("Brentwood Capital") is a wholly owned subsidiary of Brentwood Associates II, a California limited partnership ("Brentwood II"). The four general partners of Brentwood II are also general partners of Brentwood III and Brentwood Venture. Additionally, the officers of Brentwood Capital are general partners of Brentwood II, Brentwood III and Brentwood Venture. These persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities beneficially owned by Brentwood IV. Brentwood III, Brentwood Capital and Evergreen disclaim any beneficial ownership of securities held by Brentwood IV.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

  Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

  Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

  Not Applicable


                               Page 6 of 7 pages

ITEM 10. CERTIFICATION

  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 13, 1996
                                    --------------------------------------
                                                       Date


                                    BRENTWOOD ASSOCIATES IV, L.P.

                                    By:  Brentwood Venture Partner, L.P.
                                         Its: General Partner


                                         By :  /s/ FREDERICK J. WARREN
                                               ---------------------------
                                         Title:      General Partner
                                               ---------------------------



                               Page 7 of 7 pages